UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

REMOTE DYNAMICS, INC.

(Formerly Minorplanet Systems USA, Inc.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75962A105 (CUSIP Number)

February 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) (Qualified Investor)

☒ Rule 13d-1(c) (Passive Investor)

☐ Rule 13d-1(d) (Exempt Investor)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75962A105	SCHEDULE 13G/A	Page 1 of 4 Pages

1.	Names of Reporting Person. S.S. or I.R.S. Identification No. of above person. Minorplanet Systems plc
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 801,682[1] 6. Shared Voting Power 0 7. Sole Dispositive Power 801,682[1] 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Minorplanet Systems plc - 801,682[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row 9 11.68%
12.	Type of Reporting Person (See Instruction) CO

[1]	On August 15, 2003, Minorplanet Systems plc (formerly known as Minorplanet Systems Plc) (the “Company”) entered into a binding letter agreement (the “Letter Agreement”) with Minorplanet Systems USA, Inc. (the “Issuer”) relating to: (i) an amendment to the Exclusive License and Distribution Agreement dated June 13, 2001 entered into between Mislex (302) Limited, as licensee, now known as Minorplanet Systems USA Limited, a United Kingdom private limited company which is the wholly-owned subsidiary of Caren (292) Limited, a United Kingdom private limited company which is the wholly-owned subsidiary of the Issuer (“UK Sub 1”), and UK Sub 1, as licensor, which assigned its rights as licensor to Minorplanet Limited (the “Licensor”), a United Kingdom private limited company which is a subsidiary of the Company (the “License Agreement”); (ii) the waiver of certain rights held by the Company under (A) the Stock Purchase and Exchange Agreement dated February 14, 2001, (B) an Addendum to the License Agreement dated September 26, 2002 (the “Addendum”) and (C) the Second Amended and Restated Bylaws (the “Bylaws”) of the Issuer; (iv) an Anti-Dilution Agreement to be entered into by the Issuer and the Company at the closing under the Letter Agreement and (iv) certain other transactions described therein (collectively, the “Transactions”). These agreements and Transactions became effective on the date of closing under the Letter Agreement, October 6, 2003 (the “Closing”). As a condition to the Closing, the Company sold 20,378,517 shares (the “Shares”) of the Issuer’s Common Stock to The Erin Mills Investment Corporation, a Canadian corporation (“Erin Mills”), pursuant to the terms of that certain Stock Purchase and Sale Agreement (the “Purchase Agreement”), dated August 15, 2003.

Following the Closing, the Company owned 9,621,483 shares of Common Stock, or 19.9% of the Issuer’s issued and outstanding Common Stock (as of July 14, 2003, the date given in the Issuer’s latest Form 10-Q). The Company received $1.00 from Erin Mills for the sale of the Shares, and received licensing and other rights from the Issuer as part of the Transactions. The Company also received rights under the Anti-Dilution Agreement, which provides that, in the event the Issuer issues or proposes to issue additional shares of Common Stock, or any security exercisable, convertible or exchangeable for Common Stock, then the Company would have the right to purchase, at the same price per share, that number of shares which would be necessary to maintain the Company’s ownership percentage at 19.9% on a fully diluted basis (as defined in the Anti-Dilution Agreement).

At Closing the Company also waived certain rights pursuant to an Irrevocable Waiver and Consent (the “Waiver”). The Company relinquished certain rights with respect to (i) provisions of the Stock Purchase and Exchange Agreement, (ii) the Addendum, and (iii) the Bylaws. In accordance with the terms of the Waiver, at Closing the Company irrevocably and forever waived its right, previously granted under the Stock Purchase and Exchange Agreement and Bylaws, to appoint directors to the Issuer’s board of directors. The Company also waived the anti-dilution protection given to it in the Stock Purchase and Exchange Agreement, which was replaced by the anti-dilution protection given to the Company under the Anti-Dilution Agreement. The Company also surrendered its right to receive periodic financial statements from the Issuer, and its ability to freely exchange Issuer stock certificates at the Issuer’s expense. Finally, the Company waived its agreement with the Issuer to consult with each other in connection with any discussions that may occur between the Issuer and Nasdaq with respect to continued listing or quotation of the Issuer’s securities on Nasdaq.

On February 2, 2004, the Issuer filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code. The Issuer emerged from bankruptcy as Remote Dynamics, Inc. (“Remote”).

The Company obtained 894,682 shares of the common stock (the “Securities”) of Remote through an exchange of the Company’s pre-bankruptcy holdings in Remote and the cancellation of certain claims held by the Company pursuant to Remote’s Third Amended Joint Plan of Reorganization (the “Plan”), approved by the United States Bankruptcy Court for the Northern District of Texas, Dallas Division on June 29, 2004 and effective July 2, 2004. The Plan cancelled all of the Company’s previously held shares of Remote and reissued the Securities at a ratio of .31(“new” Remote shares of common stock) to 1 (“old” Remote shares of common stock). As a result of the Plan, the Company obtained 596,531 shares of Securities through the reissuance from the conversion of the Company’s pre-bankruptcy holdings, and 298,151 shares (the “Claim Shares”) of Securities as the result of the cancellation of claims under the Plan, for a total of 894,682 shares. The Plan provided that such Securities distributed to the Company were exempt from registration under the Securities Act of 1933 pursuant to Section 1145 of the United States Bankruptcy Code.

As of December 31, 2004, the Company held 894,682 shares. The shares listed above represent the number of shares of Securities held as of February 11, 2005.

Page 2 of 4 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Item 1	(a)	Name of Issuer:

Remote Dynamics, Inc.

1	(b)	Address of Issuer’s Principal Executive Offices:

1155 KAS Drive
Richardson, TX 75081

Item 2	(a)	Name of Person Filing:

Minorplanet Systems plc

Item 2	(b)	Address of Principal Business Office:

Greenwich House
223 North Street, Leeds LS72AA
United Kingdom

Item 2	(c)	Place of Organization:

United Kingdom

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2	(e)	CUSIP Number:

75962A105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

	(a)	☐ Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act;

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act;

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) of the Exchange Act;

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Page 3 of 4 Pages

Item 4	Ownership:

(a) Amount beneficially owned:

Minorplanet Systems plc 801,682[1]

(b) Percent of Class: 11.68%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 801,682[1]

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 801,682[1]

(iv) shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certifications:

Item 10	(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINORPLANET SYSTEMS plc

Date: February 14, 2005	By:	/s/ Robert Bywell
	Name:	Robert Bywell
	Title:	Company Secretary